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December 21, 2016

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Oxygen Therapy, Inc.
Registration Statement on Form S-1
Filed October 28, 2016
File No. 333-214306

Dear Mr. McCann:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 23, 2016 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed October 28, 2016 (the Registration Statement” of Oxygen Therapy, Inc. (the “Company”). In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Proxy Statement.

General

Staff Comment 1. Based on the fee table and the prospectus cover, it appears that you seek to register two offerings, namely a primary, initial public offering and a secondary offering on behalf of selling security holders who purchased your common shares in a private placement. Accordingly, please tell us your basis for not presenting the offerings in separate prospectuses.

1.       We have now identified selling stockholders in the Prospectus, and have included a discussion of the sale of shares by selling stockholders. See: Selling Security Holders; and Plan of Distribution - Sale of Shares by Selling Shareholders. We believe that a single prospectus for the primary and secondary offerings, as revised in Amendment No. 1, addresses the comment.

December 21, 2016 Page 2

Staff Comment 2. With reference to your disclosures on pages 6 and 25, please highlight on the cover page for the primary offering that this is a self-underwritten, best efforts offering with no minimum. Also state here and elsewhere as appropriate, the durational limit applicable to the offering. Please also disclose that you have made no arrangements to place the funds into an escrow, trust, or similar account, and describe the effect on investors. Refer to Item 501(b)(8) of Regulation S-K.

2.       We have added language to the cover page describing the primary as a self-underwritten offering conducted on a best efforts basis, with no minimum and without arrangements for the escrow of funds. We have stated that the offering will terminate six months from the effective date of the Registration Statement. See The Offering - Termination of Offering.

Staff Comment 3. Revise to include the legend language required by Item 501(b)(7) of Regulation S-K.

3.       The required legend language has been added.

Prospectus Summary, page 4

Staff Comment 4. Please explain the term “necrosis” the first time it appears on page 4.

4.       We have defined “Necrosis” in the first paragraph of the Prospectus Summary.

Risk Factors

We will require additional financing. . ., page 7

Staff Comment 5. Please add a separate risk factor addressing risks associated with your auditor’s issuance of a going concern opinion.

5.       We have added a separate risk factor discussing, among other things, the going concern opinion. See Risk Factors - Risks Related to Our Business - We have incurred losses since our inception and expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Risk Factors

We will incur increased costs as a result of operating as a public company. . ., page 20

Staff Comment 6. You state here that your shares will be listed and that you will have reporting requirements under the Exchange Act. However, in the fourth paragraph on page 5, you state that your shares of common stock are not listed and quotes for your stock are not available in any over-the-counter market. Please reconcile your disclosures.

6.       We have reconciled the disclosures; with regard to the fourth paragraph on page 5, the Company now states its intention to register its shares under the ’34 Act and to provide for listing of the shares.

December 21, 2016 Page 3

Staff Comment 7. Please tell us whether you will be registering your common stock under the Exchange Act. If you are not, then please add a risk factor highlighting that you will not be subject to the (i) proxy rules under Section 14 of the Exchange Act, (ii) the prohibition on short-swing profits under Section 16 of the Exchange Act, (iii) and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Also discuss that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act if you have fewer than 300 record shareholders.

7.       See response to 6 above.

Use of Proceeds, page 25

Staff Comment 8. Please revise your disclosure to explain how you intend to allocate the proceeds among each specified purpose. Also disclose how you would allocate such proceeds among these specified purposes if you were to receive less than the maximum amount of proceeds. In this regard, please disclose how you intend to allocate the funds if you were to receive the $2,000,000 figure that you highlight on page 5. Please also consider adding disclosure that assumes you raise 25%, 50%, and 75% of the maximum offering amount. In addition, please disclose how much financing you would need to receive in order to fund your operations through your prospective IND filing.

8.       We have expanded the discussion on page 5 regarding the use and application of funds at the $2,000,000 level and in the Use of Proceeds section have added disclosure describing the Company’s activities based upon the amount raised.

Capitalization, page 25

Staff Comment 9. Your disclosure in footnote 1 states that the number of shares to be outstanding after the offer “does not include 90,000 shares issued after August 31, 2016,” which is not consistent with the number of shares issued and outstanding in the common stock line caption or the amount represented in the pro forma column. Please revise your disclosure accordingly.

9.       We have corrected the disclosure.

Description of Business, page 29

Staff Comment 10. Please revise to explain whether you, or any third parties, have conducted research applying the co-polymer technology and/or chemistry to the indications you are targeting.

10.       The disclosure has been revised to address the research question.

Staff Comment 11. We refer to the third paragraph on page 30 regarding certain expected attributes of OTI-629. Please tell us the basis for your disclosures that OTI-629 (1) is not expected to cause adverse effects, (2) is compatible with all blood types, and (3) has an expected shelf life of two years at room temperature.

December 21, 2016 Page 4

11.       The disclosure has been modified and updated.

Staff Comment 12. We refer to the sixth paragraph on page 30 and the fifth paragraph on page 31. With respect to your OTI-629 and OTI-1011 candidates, please discuss each material steps necessary for obtaining IND status and IRB approval, if required, and discuss the applicable timeline for reaching those steps.

12.       The disclosure has been modified and expanded to address this comment.

Staff Comment 13. You refer to a provisional and issued patent in the last sentence of the fifth paragraph on page 30, and that there was an assignment of intellectual property from your chairman to the company in the seventh paragraph on page 35. We also note that you state on page 16 that the development of your two product candidates will be based in part upon Biopure technology that is in the public domain. Please provide disclosure in this section that clarifies your intellectual property portfolio for your two product candidates, including the number of patents you own and the number of patents you rely on that are in the public domain. Regarding the patents you own, please also disclose the duration of the patent coverage and the types of patent protections in the portfolio (e.g., composition of matter, use, etc.). Please also describe the material terms of the assignment agreement and file it as an exhibit.

13.       The disclosure has been revised to better describe our intellectual property and to clarify the references to technology developed by Biopure that is now in the public domain. We have added disclosure regarding the life of the existing patent for modified pectin and have described the terms of the assignment by Dr. Platt to the Company of the patent and the provisional. A copy of the assignment agreement has been filed as an additional exhibit. See Description of Business - Business Developments on page 36.

Staff Comment 14. Please add in this section a discussion of government regulations applicable to your business, including any regulations that govern your use of bovine hemoglobin. Refer to Item 101(h)(4)(ix) of Regulation S-K.

14.       See response to 12 above. Additional disclosure regarding regulation of bovine hemoglobin as a raw material has been added. See Description of Business - Certain regulatory issues relating to our use of bovine hemoglobin as a raw material, page 35.

Staff Comment 15. Disclose the number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K. Please also reconcile your disclosure on page 15 that you currently do not have any scientific or technical employees with your disclosure on your website that Dr. Rivnay is your chief scientist.

December 21, 2016 Page 5

15.        We have added disclosure regarding full-time employees. Dr. Rivnay, whose name appears on the Company’s web site, is a long-time associate of Dr. Platt, and has been providing consulting services without charge.

Management’s Discussion and Analysis of Financial Condition. . . , page 34

Staff Comment 15. We note your reference to forward-looking statements within the meaning of Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company and this is an initial public offering. See Sections 21E(a)(1) and 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the reference to the safe harbor or state explicitly that the safe harbor protections do not apply to you.

15.       We have modified the disclosure to delete the reference to the safe harbor.

Corporate Governance, page 37

Staff Comment 17. Your disclosures on pages 27 and 37 indicate that you have seven directors; however, Article III, Section 1 of your by-laws limits the size of the board to six directors. Accordingly, please tell us whether you are in compliance with your by-laws.

17.       One of our directors has withdrawn from the board because of his inability to devote any time to the Company, reducing the number of directors to 6. Disclosure regarding directors has been modified accordingly.

Indemnification Agreements, page 37

Staff Comment 18. Please reconcile your disclosure here with (i) your disclosure on page 41 that you intend to enter into indemnification agreements with your directors and executive officers, and (ii) your bylaws which include indemnification provisions for your directors and officers.

18.       We have reconciled the disclosure.

Plan of Distribution, page 39

Staff Comment 19. Please reconcile your disclosure on page 39 indicating that the offering is self-underwritten with your disclosure on page 40 indicating that you may enter into contracts with brokers or dealers to sell the shares in this offering, and that you may pay commissions and expenses of up to 10% of all proceeds. Also revise to explain briefly the $75,000 of offering expenses referenced on page 26. Please ensure that all material offering expenses are reflected in the Use of Proceeds section and elsewhere in the registration statement, as applicable.

20.       We have reconciled the disclosure regarding the apparent inconsistency and have stated that if the Company decides to hire brokers or dealers to assist in the sale of Shares, the brokers or dealers will be paid commissions. In the Use of Proceeds section, we have revised the disclosure to explain the $75,000 in expenses.

December 21, 2016 Page 6

Exhibit 10.1

Staff Comment 20. We note that the subscription agreement reflects a unit offering of common stock and warrants, and appears related to your August 2016 private placement. Please revise the exhibit index to reflect, if true, that the subscription agreement relates to the completed private placement. Also file the subscription agreement relating to the current primary offering.

20       We have revised the exhibit index to clarify that the subscription agreement filed as an exhibit related to the earlier private placement. We will file the subscription agreement for this offering by amendment. As requested in Comment 13, we have added the patent assignment as an Exhibit.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856, by email to ddryer@seyfarth.com or by fax to (617) 790 5393.

Very truly yours,

SEYFARTH SHAW LLP

David E. Dryer

DED:tmp